

John Edholm

Co-Founder at SimpleFund - Mobile Fundraising

Buffalo/Niagara, New York Area

Message   **...**

 SimpleFund - Mobile Fundraising

 State University of New York at Buffalo - School o...

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 500+ connections

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Experience

 **Co-Founder**

SimpleFund - Mobile Fundraising

Feb 2018 – Present · 9 mos
Buffalo/Niagara, New York Area

Co-Owner

THE GRILL at the Dome / Home of SPORTZONE

Mar 2013 – Present · 5 yrs 8 mos
Tonawanda, NY

 **Director of Business Development**

Adblade.com

Apr 2013 – Dec 2017 · 4 yrs 9 mos

Vice President, Affiliate Operations

Pulse360

2006 – Apr 2013 · 7 yrs

 **Director, Sales and Client Services**

Kanoodle

Jun 2003 – Aug 2006 · 3 yrs 3 mos

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Education

 **State University of New York at Buffalo - School of Management**

M.B.A.

2001 – 2004

 **Coastal Carolina University**

B.S., Marketing

1991 – 1994

Skills & Endorsements

Online Advertising · 46

 Endorsed by **Alberto Aceves and 16 others who are highly skilled at this**

☐ Endorsed by **2 of John's colleagues at Adblade**

Digital Marketing · 36

 Endorsed by **Tim Nichols and 5 others who are highly skilled at this**

☐ Endorsed by **2 of John's colleagues at Adblade**

PPC · 28

Christopher Walters and 27 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (4)

 **Michael Kelly**
President of Sales and Operations at ROI Marketplace Co-Founder, SimpleFund - #1 Fundraising Mobile App
March 11, 2016, John worked with Michael in different groups

Mike is one of the most intelligent, creative and dedicated guys you will ever meet. He knows the industry inside and out, and he is well respected. His clients love him, as he acutely understands their needs and goals. He works tirelessly to ensure that his customers are happy. It's been nothing but a pleasure to work with Mike over these last 13+ years.

Swapnil Jain
Customer Success Manager
August 12, 2015, John was a client of Swapnil's

I have been working with Swapnil for the past 2+ years, and he never disappoints! He is very responsive, always provides correct information and is a pleasure to work with!

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